Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Genius Group Ltd. and Subsidiaries on Amendment No. 2 to Form F-1 of our report which includes explanatory paragraphs as to the company’s ability to continue as a going concern and restatement of previously issued financial statements, dated June 5, 2023, with respect to our audits of the consolidated financial statements and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows of Genius Group Ltd. and Subsidiaries as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

November 7, 2023